# Cue Energy Resources Limited

A.B.N. 45 066 383 971



25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

17 January 2005

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549



Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.



dw 1/28



# Cue Energy Resources Limited

A.B.N. 45 066 383 971

# RELEASE

**PNG Seismic Survey Begins**

Cue is pleased to announce that data recording has begun on the Wasuma seismic survey in PPL190, onshore Papua New Guinea. The recording has been preceded by line cutting and shot hole drilling.

Four seismic lines will be acquired over the Wasuma structure, the Bilip structure and an area immediately to the southwest of Bilip.

The seismic information will be used to define a drilling target for potential drilling in the second half of 2005.

Participants in PPL190 are:

| | |
|---|---|
| Santos Ltd | 31.278 |
| Oil Search Ltd | 31.278 (Operator) |
| Murray Petroleum Company Ltd | 26.497 |
| Cue PNG Oil Company Pty Ltd | 10.947 |

Any queries regarding the announcement should be directed to the company on (03) 96297577 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

17 January 2005